Financial Investors Trust
1290 Broadway, Suite 1100
Denver, Colorado 80203

February 26, 2016

VIA EDGAR

Ms. Amy Miller
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)
File Nos. 33-72424, 811-8194

Dear Ms. Miller:

Concurrently with this correspondence, the Registrant has filed Post-Effective Amendment No. 168 (“PEA 168”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. 169 under the Investment Company Act of 1940, as amended.

PEA 168 is being filed to update the Registrant’s disclosures in Post-Effective Amendment No. 163 filed on December 30, 2015 (“PEA 163”), which included a prospectus and statement of additional information for the ALPS | Red Rocks Listed Private Equity Fund, the ALPS | WMC Research Value Fund (the “WMC Fund”), the Clough China Fund, the ALPS | CoreCommodity Management CompleteCommodities Strategy Fund (the “CoreCommodity Fund”), the RiverFront Global Growth Fund (the “Global Growth Fund”), the RiverFront Global Allocation Fund (the “Global Allocation Fund”), the RiverFront Dynamic Equity Income Fund (the “Dynamic Equity Income Fund”), the RiverFront Moderate Growth & Income Fund (the “Moderate Growth & Income Fund”), the RiverFront Conservative Income Builder Fund, ALPS | Kotak India Growth Fund, the ALPS | Alerian MLP Infrastructure Index Fund, ALPS | Westport Resources Hedged High Income Fund, the ALPS | Sterling ETF Tactical Rotation Fund (the “Sterling Fund”) and the ALPS | Metis Global Micro Cap Fund (collectively, the “Funds”).

PEA 168 includes: (i) changes to PEA 163 made in response to oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on February 12, 2016; (ii) certain other non-material information not previously included in PEA 163; and (iii) certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on February 12, 2016 to PEA 163, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 163.

Ms. Amy Miller
February 26, 2016

Staff Comments: PEA 163

1.	Staff Comment: With respect to the section titled “PRINCIPAL INVESTMENT STRATEGIES OF THE FUND” AND “PRINCIPAL RISKS OF THE FUND” on page 10 of PEA 163, please consider whether a principal investment strategy or a principal risk regarding “value” should be added given the name of the fund, the “ALPS | WMC Research Value Fund” (emphasis added).

Registrant’s Response: Comment complied with. The Registrant has added the following principal risk to the Item 4 and Item 9 disclosure for the ALPS | WMC Research Value Fund:

“Value Stocks Risk. Value investing attempts to identify companies selling at a discount to their intrinsic value. Value investing is subject to the risk that a company’s intrinsic value may never be fully realized by the market or that a company judged by the Fund to be undervalued may actually be appropriately priced.”

2.	Staff Comment: With respect to the section titled “PRINCIPAL INVESTMENT STRATEGIES OF THE FUND” on page 22 of PEA 163, please confirm supplementally that the CoreCommodity Fund invests in commodity swaps only through its wholly owned subsidiary organized under the laws of the Cayman Islands and not directly through the Fund.

Registrant’s Response: The Registrant confirms that the CoreCommodity Fund presently invests in commodity swaps only through its wholly owned subsidiary organized under the laws of the Cayman Islands and not directly through the Fund. However, as disclosed in the CoreCommodity Fund’s principal investment strategies, “the Fund may invest, either directly and/or indirectly through a wholly owned subsidiary” in “Commodity Interests” (which includes commodity swaps), to the extent otherwise consistent with the CoreCommodity Fund’s investment policies and procedures and in accordance with CFTC requirements.

3.	Staff Comment: With respect to the sections titled “PRINCIPAL INVESTMENT STRATEGIES OF THE FUND” on pages 30 and 36 of PEA 163, the Staff notes that the term “global” connotes diversification among investments in a number of different countries throughout the world and, although “global” funds are not subject to Rule 35d-1, the Commission expects that investment companies using this term in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.[1] Given the term “global” in the name of both the RiverFront Global Growth Fund and the RiverFront Global Allocation Fund, the Staff requests that each Fund’s disclosure be revised accordingly.

1 See Investment Company Names, Investment Company Act Release No. 24828 (January 27, 2001), n. 42.

Ms. Amy Miller
February 26, 2016

Registrant’s Response: The Registrant has revised the sections of the RiverFront Global Growth Fund’s prospectus titled “PRINCIPAL INVESTMENT STRATEGIES OF THE FUND” of the Fund’s Summary Section (page 30 of PEA 163) and “INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENT STRATEGIES – What are each Fund’s Principal Investment Strategies? – RiverFront Global Growth Fund” (page 104 of PEA 163) as follows (emphasis added):

The Fund is designed to meet investor needs for a diversified portfolio solution with a defined risk objective of long-term growth through a fully managed investment policy utilizing United States and foreign equity securities, debt and money market securities, the combination of which will be varied from time to time both with respect to types of securities and markets in response to changing market and economic trends. The portfolio is built around a strategic allocation which allocates the portfolio’s investments to large cap stocks, small- and mid-cap stocks, international securities (including emerging markets), and other investments. The Fund will normally be fully invested in equity securities, including common stock and exchange-traded funds (“ETFs”). The portfolio management team may depart from the targeted allocation range when they feel that certain sectors of the financial markets are overvalued or undervalued.

Effective upon the sixty-first day following the date of this prospectus, or on April 29, 2016, the Fund will also invest a significant portion of its total assets (at least 40% under normal market conditions) at the time of purchase in securities issued by companies that are organized or located outside the United States or doing a substantial amount of business outside the United States (or, in the case of an ETF, where a majority of the securities in which the ETF invests have the foregoing characteristics). In determining the country in which a particular company is located, the Fund may consider factors such as the location of the company’s headquarters, the location of the company’s assets or the locations from which the company derives a substantial portion of its revenue.

The Registrant has revised the sections of the RiverFront Global Allocation Fund’s prospectus titled “PRINCIPAL INVESTMENT STRATEGIES OF THE FUND” of the Fund’s Summary Section (page 36 of PEA 163) and “INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENT STRATEGIES – What are each Fund’s Principal Investment Strategies? – RiverFront Global Allocation Fund” (page 105 of PEA 163) as follows (emphasis added):

Ms. Amy Miller
February 26, 2016

The Fund is designed to meet investor needs for a diversified portfolio solution with a defined risk objective of growth through a fully managed investment policy utilizing United States and foreign equity securities, debt and money market securities, the combination of which will be varied from time to time both with respect to types of securities and markets in response to changing market and economic trends. The Fund’s portfolio is built around a long-term strategic allocation which allocates the Fund’s investments to large cap stocks, small and mid-cap stocks, international securities (including emerging markets), and bonds. The Fund will normally be invested in 80% equity securities (including common stock and ETFs) and 20% fixed income securities (including corporate debt and ETFs). The fixed-income securities may be of any quality or duration. The portfolio management team may depart from the targeted allocation range when they feel that certain sectors of the financial markets are overvalued or undervalued.

Effective upon the sixty-first day following the date of this prospectus, or on April 29, 2016, the Fund will also invest a significant portion of its total assets (at least 40% under normal market conditions) at the time of purchase in securities issued by companies that are organized or located outside the United States or doing a substantial amount of business outside the United States (or, in the case of an ETF, where a majority of the securities in which the ETF invests have the foregoing characteristics). In determining the country in which a particular company is located, the Fund may consider factors such as the location of the company’s headquarters, the location of the company’s assets or the locations from which the company derives a substantial portion of its revenue.

4.	Staff Comment: With respect to the section titled “PRINCIPAL INVESTMENT STRATEGIES OF THE FUND” on page 42 PEA 163, the Staff notes that the term “equity income” in the name of the “RiverFront Dynamic Equity Income Fund” triggers compliance with Rule 35d-1 and the Staff requests that the Registrant revise the Fund’s prospectus and statement of additional information accordingly.

Registrant’s Response: The Registrant believes that the name of the RiverFront Dynamic Equity Income Fund is not subject to the requirements of Rule 35d-1 as the use of the term “income” in the fund’s name is intended to suggest an investment objective or strategy rather than a type of investment. The Registrant further believes that this view is consistent with the Staff’s position as articulated in its “Frequently Asked Questions about Rule 35d-1”, which states that:

“Rule 35d-1 would not apply to the use of the term “income” where that term suggests an investment objective or strategy rather than a type of investment. When used by itself, the term “income” in a fund’s name generally suggests that the fund emphasizes the achievement of current income and does not suggest a type of investment. For example, fund companies offering a group of “life cycle” funds, each of which invests in stocks, bonds, and cash in a ratio considered appropriate for investors with a particular age and risk tolerance, sometimes use the term “income” to describe the fund that places the greatest emphasis on achieving current income. Similarly, the term “growth and income” does not suggest that a fund focuses its investments in a particular type of investment, but rather suggests that a fund invests its assets in order to achieve both growth of capital and current income. Likewise, the term “equity income” suggests that a fund focuses its investments in equities and has an investment objective or strategy of achieving current income.”

Ms. Amy Miller
February 26, 2016

In light of the foregoing, the Registrant believes that the Fund’s name does not warrant revisions to its prospectus and statement of additional information disclosure.

5.	Staff Comment: With respect to the section titled “INVESTMENT OBJECTIVE” on page 49 of PEA 163, the Staff notes that there are two primary investment objectives disclosed for the RiverFront Moderate Growth & Income Fund as follows: “The Fund has two primary investment objectives. It seeks (1) to provide a level of current income that exceeds the average yield on U.S. stocks in general while providing a growing stream of income over the years and (2) growth of capital.” The Staff further notes that the second primary investment objective of “growth of capital” is not addressed in the Fund’s principal investment strategies and requests that the Registrant revise the disclosure accordingly.

With respect to the section titled “PRINCIPAL INVESTMENT STRATEGIES OF THE FUND” on pages 50-51 of PEA 163, the Staff requests that the Registrant revise the disclosure to define the term “plan” in the sentence “[t]he Fund applies generally accepted investment theories, is diversified so as to minimize the risk of large losses and that is designed to provide long-term appreciation and capital preservation through a mix of equity and fixed income exposures consistent with a target level of risk appropriate for participants of the plan as a whole.” The Staff further requests that the Registrant revise the disclosure to discuss the Fund’s purpose in qualifying as a qualified default investment alternative (“QDIA”).

Registrant’s Response: With respect to the RiverFront Moderate Growth & Income Fund’s second primary objective of “growth of capital,” the Registrant believes that the current discussion of the Fund’s principal investment strategies does already discuss this objective insofar as it states that “[t]he Fund applies generally accepted investment theories, is diversified so as to minimize the risk of large losses and that is designed to provide long-term appreciation and capital preservation through a mix of equity and fixed income exposures . . .” (emphasis added).

Ms. Amy Miller
February 26, 2016

In addition, the Registrant notes that the current disclosure also discusses the Fund’s approach to equities in pursuit of its objectives, stating that “[t]he amount allocated to equities and the allocation across the various global equity markets will be determined by RiverFront’s assessment of the growth opportunities in these markets, with the relative attractiveness of the market from a valuation perspective being a primary determinant of growth potential.” In light of this foregoing, and based on discussions with the sub-adviser to the Fund, the Registrant does not believe that additional elaboration in the Fund’s principal investment strategy disclosure regarding the Fund’s “growth of capital” objective is warranted.

With respect to the Staff comment regarding the use of the term “plan”, the Registrant has complied by rephrasing the sentence referred to by the Staff to read as follows: “[t]he Fund applies generally accepted investment theories, is diversified so as to minimize the risk of large losses and that is designed to provide long-term appreciation and capital preservation through a mix of equity and fixed income exposures consistent with a target level of risk appropriate for investors and/or participants of certain retirement plans as a whole.”

With respect to the Staff’s request to include disclosure explaining the Fund’s purpose in qualifying as a qualified default investment alternative (“QDIA”), the Registrant does not believe disclosure is warranted by Item of Form N-1A beyond the current language. This is because the Fund’s status as a QDIA (and its purpose for qualifying as such) relates solely to the Fund’s availability to different classes of potential investors, and is not, in and of itself, a strategy of the Fund. As a consequence, the Registrant believes that additional elaboration regarding its motives in seeking QDIA status is not required.

6.	Staff Comment: The Staff notes that the term “ETF” in the name of the ALPS | Sterling ETF Tactical Rotation Fund could be misleading to potential shareholders who may be lead to believe that the Fund itself is an exchange-traded fund, rather than an open-end mutual fund investing in exchange-traded funds. Please explain why the use of the “ETF” in the Sterling Fund name is not misleading.

Registrant’s Response: The Registrant does not believe that the use of the term “ETF” in the name of the Fund is misleading because the ALPS | Sterling ETF Tactical Rotation Fund invests, under normal market conditions, at least 80% of its net assets in exchange-traded funds (ETFs). Conversely, and in light of the Fund’s investment emphasis, the Registrant believes that the omission of any reference to ETFs in the Fund’s name could potentially be confusing to investors.

The Registrant also notes that there are currently in operation other open-end funds that use the term “ETF” in their names because of similar investment emphases in ETFs, such as the Astor Long/Short ETF Fund (a series of Northern Lights Fund Trust). In contrast, the Registrant believes that funds that operate as actual ETFs (rather than simply having an investment emphasis in ETFs) are likely to include the term “ETF” at the end of the fund name, thus clearly signaling to investors that the fund is an exchange-traded fund.

Ms. Amy Miller
February 26, 2016

While the Registrant believes that the risk of investors mistaking the fund for an ETF is low, given that the Fund is not traded on an exchange, in the interest of seeking to eliminate misconceptions about the nature of the ALPS | Sterling ETF Tactical Rotation Fund, the Registrant has previously included language directly alerting investors that the Fund is not an ETF, and that the Fund intends, rather, to invest in ETFs. Specifically, the Registrant states in the section titled “Principal Investment Strategies of the Fund” on pages 89-90 of PEA 163 (emphasis added):

Although the Fund is not an exchange-traded fund (ETF), it will seek to achieve its investment objective by investing, under normal market conditions, at least 80% of its net assets in ETFs, using the rotation strategy employed for the Sterling Tactical Rotation Index (the “Index”). The rotation strategy employed for the Index seeks to provide absolute returns during all market cycles or conditions by employing an equally weighted strategic rotation model, allocating among ETFs with broad exposure in each of the Index’s six potential asset classes. These include the commodity, real estate investment trust (REIT), bond, international equity (including emerging markets), domestic equity and cash asset classes. While the Fund seeks investment results that correspond (before fees and expenses) generally to the performance of the Index, the Fund does not necessarily purchase all of the ETFs in the Index. Rather, the Fund purchases various combinations of one or more ETFs comparable to those in the Index in seeking performance which corresponds to that of the Index.

This Index is normally comprised only of ETFs. ETFs for purposes of the Fund’s investment strategies typically include both exchange-traded investment companies registered under the both the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”), as well as exchange-traded trusts which invest in commodities that are only registered under the 1933 Act. Each month, the Fund’s assets are allocated to ETFs in the top two asset classes included in the Index on a 50% - 50% basis. In bullish or rising markets, the Sub-Adviser’s rotation strategy allocates the Fund’s assets between asset classes based on the strength of their sectors. The strategy employed for the Fund uses a multiple data point relative strength formula to decide which two asset classes are experiencing the most strength on a monthly basis. The Fund is then over weighted to the two sectors that are experiencing the most strength. In volatile or declining markets, the Fund may be allocated to ETFs in the cash asset class.

Ms. Amy Miller
February 26, 2016

In light of the foregoing, the Registrant does not believe that the ALPS | Sterling ETF Tactical Rotation Fund’s name is potentially misleading.

* * * * * *

The Registrant hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * *

If you have any questions or further comments, please contact me at (720) 917-0651.

Very truly yours,

/s/ JoEllen L. Legg
JoEllen L. Legg, Esq.
Secretary of Financial Investors Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP